06006896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/28/06

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Bros. & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1818 Market Street, 28th Floor
(No. and Street)

Philadelphia, (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Shenkman (215)861-7080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square 2001 Market Street Philadelphia, Pa 19103-7080
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 2006
WASH, D.C. 160

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Shenkman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Bros. & Company, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
COURTNEY J. EVERNGHAM, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 14, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Cohen Bros. & Company, LLC

(a majority owned subsidiary of Cohen Bros. Financial, LLC)

December 31, 2005

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Cohen Bros. & Company, LLC
(a majority owned subsidiary of Cohen Bros. Financial, LLC)

We have audited the accompanying statements of financial condition of Cohen Bros. & Company, LLC (a majority owned subsidiary of Cohen Bros. Financial, LLC) (the "Company"), as of December 31, 2005, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen Bros. & Company, LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 17 and 18 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2006

2001 Market Street
31st Floor
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

COHEN BROS. & COMPANY, LLC
(a majority owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Financial Condition

December 31, 2005

ASSETS	
Cash	$12,627,865
Receivable from clearing broker and other	630,929
Investments	8,733,968
Furniture and equipment, net	797,841
Reimbursable advances due from related parties	6,187,101
Other assets	43,000
Restricted cash	202,388
Total assets	$29,223,092
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities	
Accrued expenses	$ 2,901,732
Margin accounts payable	7,709,864
Total liabilities	10,611,596
Members' capital	18,611,496
Total liabilities and members' capital	$29,223,092

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, LLC
(a majority owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Income

Year ended December 31, 2005

Revenues	
CDO Structuring	$ 110,287,342
Fixed income	6,371,831
Investment banking	1,481,338
Other income	716,025
Total revenues	118,856,536
Expenses	
CDO Structuring costs	$ 66,329,520
Compensation and benefits	13,133,651
Business development	2,731,841
Occupancy and equipment	422,904
Professional services	1,139,226
Other operating expenses	1,394,525
Management fees	200,000
Impairment of intangible asset	91,667
Impairment of goodwill	249,230
Total expenses	85,692,564
NET INCOME	$ 33,163,972

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, LLC
(a majority owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Changes in Members' Capital

Year ended December 31, 2005

	Common stock	Additional paid-in capital	Accumulated earnings (deficit)	Members' Capital	Total
Balance at January 1, 2005	$ 1	$ 3,600,000	$ (145,083)	$ -	$ 3,454,918
Reorganization of legal structure	(1)	(3,600,000)	145,083	3,454,918	-
Distribution in connection with reorganization of legal structure	-	-	-	(2,660,316)	(2,660,316)
Capital contributions	-	-	-	2,500,000	2,500,000
Distributions to members	-	-	-	(17,847,078)	(17,847,078)
Net income	-	-	-	33,163,972	33,163,972
Balance at December 31, 2005	$ -	$ -	$ -	$ 18,611,496	$18,611,496

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, LLC
(a majority owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities	
Net income	$ 33,163,972
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	150,872
Impairment of goodwill	249,230
Impairment of intangible asset	91,667
Unrealized gain on investments	(47,661)
Changes in operating assets and liabilities	
Increase in restricted cash	(101,793)
Increase in accounts receivable	(76,405)
Increase in investments	(8,686,307)
Decrease in other assets	41,003
Decrease in accrued expenses	(2,794,610)
Increase in margin accounts payable	7,709,864
Decrease in other	(80,126)
Net cash provided by operating activities	29,619,706
Cash flows from investing activities	
Purchase of furniture and equipment	(516,683)
Collection of promissory note	7,402
Net advances to related parties	(6,159,918)
Net cash used in investing activities	(6,669,199)
Cash flows from financing activities	
Distribution in connection with reorganization of legal structure	(2,660,316)
Capital contributions from members	2,500,000
Distributions to members	(17,847,078)
Net cash used in financing activities	(18,007,394)
NET INCREASE IN CASH	4,943,113
Cash at beginning of year	7,684,752
Cash at end of year	$ 12,627,865

The accompanying notes are an integral part of this statement.

NOTE A – ORGANIZATION

Cohen Bros. & Company, Inc. (Predecessor Company) was a Delaware corporation and was created when Cohen Bros. Financial, LLC (Cohen Financial) purchased the outstanding stock of FMC Securities Corporation (FMSC) in October 2001. Cohen Bros. & Company, Inc. was a wholly owned subsidiary of Cohen Financial.

On March 5, 2005, Cohen Bros. Securities, LLC, a Delaware limited liability company was formed by two affiliates to acquire the assets of Cohen Bros. & Company, Inc. (Predecessor Company). Cohen Financial is the majority owner with a ninety-nine percent membership interest. The other member is the spouse of the sole member of Cohen Financial having a one percent membership interest.

On March 5, 2005, Cohen Bros. & Company, Inc. (Predecessor Company) entered into an Asset Purchase Agreement with Cohen Bros. Securities, LLC, whereby Cohen Bros. & Company, Inc. (Predecessor Company) agreed to sell certain assets to Cohen Bros Securities, LLC for a purchase price of approximately $1,016,000. The assets that were sold to Cohen Bros Securities, LLC were: the NASD broker-dealer license, security deposits, loan receivable, and all furniture and equipment. The acquisition of Cohen Bros. & Company (Predecessor Company) was accounted for as a change in legal organization and not a change in reporting entity in accordance with paragraph D11 of SFAS No. 141, "Business Combinations – Transaction Between Entities Under Common Control."

In connection with this transaction of March 5, 2005, management performed an analysis of the realizably of its recorded intangible asset and goodwill. As a result of this analysis, management recorded an impairment loss of approximately $92,000 for the intangible asset and approximately $249,000 for its goodwill. At December 31, 2005, the remaining unamortized portion of the Cohen Bros. Securities, LLC's intangible asset was $40,000 and will be subject to an annual impairment evaluation. At December 31, 2005, Cohen Bros. Securities, LLC had no recorded goodwill. Additionally, management made a distribution to the shareholders of the Cohen Bros. & Company, Inc. (Predecessor Company) of approximately $2,660,000 in connection with the change in legal structure.

Prior to the asset purchase of Cohen Bros. & Company, Inc. the membership interest of Cohen Bros. Securities, LLC were contributed to Cohen Brothers, LLC, a wholly owned Delaware limited liability company of Cohen Financial.

On April 13, 2005, Cohen Bros. Securities, LLC changed its name to Cohen Bros. & Company, LLC.

The financial statements present the financial condition of Cohen Bros. & Company, Inc. (Predecessor Company) and Cohen Bros. & Company, LLC, herein collectively referred to as the Company, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a securities broker-dealer, which comprises several classes of service, including securities brokerage and investment banking. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Preparation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Restricted Cash

As of December 31, 2005 restricted cash consists of deposits with the clearing firms, Mesirow Financial, Inc. and RBC Dain Rauscher, Inc. of approximately $102,000 and $100,000, respectively.

3. Receivable from clearing broker and other

Receivable from clearing broker and other primary consists of receivables from the clearing firm, Mesirow Financial, Inc. As of December 31, 2005 the balance due from Mesirow Financial, Inc. was approximately $573,000, approximately 91% of the total accounts receivable balance. Of the total balance owed from Mesirow Financial, Inc. approxiamately $284,000 was an allowable asset for the computation of the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934. As of December 31, 2005, the Company has no reserve for doubtful accounts because all balances have been subsequently collected.

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker, reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

4. Investments

All investments of the Company are deemed to be trading securities, with all realized and unrealized gains being recognized on the Statement of Income.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Revenue Recognition

A. CDO Structuring revenue

Collateralized debt obligation (CDO) structuring revenue consist of revenue earned from the origination of trust preferred securities that are purchased by a CDO or a warehouse line facility, as well as placement fees earned on the sale of equity interest in the CDOs and reimbursed expenses associated with underwriting.

Revenue from origination are earned when trust preferred are issued. Expense reimbursement and placement fee revenues are earned when a CDO closes.

B. Fixed Income

Fixed income revenue is from the sale of fixed income securities and is recorded on the settlement date.

C. Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues also include fees earned on sale of equity securities and is earned on the settlement date.

D. Other Income

Other income consists of investment income from interest, dividends and trading gains and losses.

7. CDO Structuring Cost

CDO structuring costs are the cost associated with the origination of the trust preferred securities. These costs include payments made to third party originators and administrative costs associated with the issuance of trust preferred securities. The costs are recorded when the trust preferred securities are issued.

8. Goodwill and Intangible Asset

The goodwill and intangible asset resulted from the acquisition of FMSC in 2001 where the Company recorded an intangible asset for its dealer license of $200,000, which was being amortized on a straight-line basis over ten years, and goodwill of approximately $249,000.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Intangible Assets* on October 2, 2001, date of acquisition of FMSC. Accordingly, the Company did not amortize the goodwill from the acquisition of FMSC. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 requires companies to test goodwill and indefinite lived intangible assets for impairment rather than amortize them.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In connection with the change in legal organization described in Note A on March 5, 2005, management performed an analysis of the realizably of its recorded intangible asset and goodwill. As a result of this analysis, management recorded and impairment loss of approximately $92,000 for the intangible asset and approximately $249,000 for its goodwill. At December 31, 2005, the remaining unamortized portion of the Cohen Bros. Securities, LLC's intangible asset was $40,000 and will be subject to an annual impairment evaluation. At December 31, 2005, Cohen Bros. Securities, LLC had no recorded goodwill.

9. Income Taxes

Prior to the reorganization, the Company accounted for income taxes under the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

After the change in legal organization, as described in Note A, income taxes are the responsibility of the members.

10. Advertising

Advertising expenses are expensed as incurred.

11. Reclassification of Prior Period Statements

Certain items previously reported have been reclassified to conform with the current year's presentation.

NOTE C – INVESTMENTS

Investments held by the Company are deemed to be trading securities with all realized and unrealized income being recognized in the statement of income. For the year ended 2005, the Company recognized an unrealized gain of approximately $48,000. The investments consist of long and short positions of corporate debt and U.S. treasuries and are as follows (in thousands):

	Cost	Market
Corporate debt	$ 13,516	$ 13,602
U.S. Treasuries	(4,830)	(4,868)
Net Investments	$ 8,686	$ 8,734

NOTE D – FURNITURE AND EQUIPMENT

Furniture and equipment are as follows (in thousands):

	Estimated useful lives	2005
Computer equipment	5 years	$ 424
Furniture and equipment	5 years	587
		1,011
Less accumulated depreciation		(213)
		$ 798

Depreciation expense was approximately $148,000 for the year ended December 31, 2005.

NOTE E – MARGIN ACCOUNTS PAYABLE

The Company investments were significantly financed by purchases on margin. As of December 31, 2005, the Company had two open margin balances. The Company had an open balance with Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) for approximately $4,865,000, or 63% of the total balance and RBC Dain Rauscher Inc. (RBC Dain) for $2,845,000, 37% of the total balance.

The Company is charged competitive commercially recognized interest rates on credit extended by Merrill Lynch. For the year ended 2005, the Company was charged interest of approximately $86,000. The average interest rate charged was 4.5%.

The credit extended by RBC Dain charges interest at rate of hundred basis point spread over a base rate of 0.75%. The RBC Dain margin balances includes a trading loss for December of approximately $55,000. The remaining balance of approximately $2,790,000 represents a trade that was entered and cancelled in December by the Company. The cancelled trade was not processed by RBC Dain until after year end.

NOTE F - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all employees of the Company. Under the plan, the Company matches 50% of employee contributions for all participants, not to exceed 3% of their annual salary. Contributions made by the Company was approximately $80,000 for the year ended December 31, 2005.

NOTE G - RELATED PARTY TRANSACTIONS

During 2005, the Company made short-term advances to subsidiaries of Cohen Brothers, LLC. These advances are non interest bearing notes. As of December 31, 2005, the Company had a receivable of approximately $6,187,000 from these related parties. Additionally, the Company recorded expenses that were paid or accrued by Cohen Brothers, LLC on behalf of the Company during 2005. These transactions are recorded through a reimbursable advances account. For the year ended December 31, 2005, the Company had advances in excess of theses transactions that were ultimately treated as a distribution to Cohen Brothers, LLC. The Company expects repayment by the end of the first quarter of 2006.

The Company earned approximately $12,746,000 of CDO structuring revenue that was paid by warehouse facilities that were financed by Cohen Brothers, LLC's subsidiaries or a CDO that was structured by Cohen Brothers, LLC's subsidiaries. Included in fixed income revenue is approximately $940,000 of commissions related to certain CDO bond sales of CDOs that were structured by a Cohen Brothers, LLC's subsidiary.

In 2005, the Company recognized a management fee expense of approximately $200,000 that was paid to Cohen Financial.

During 2005, the Company received a members' capital contribution from Cohen Brothers, LLC totaling approximately $2,500,000.

During 2005 the Company was paid approximately $17,000 for commissions on fixed income securities from TheBancorp (NASDAQ - TBBK) whose Chairman is a member of Cohen Financial.

The Company maintains some of its bank accounts with TheBancorp. As of December 31, 2005, the Company had approximately $1,009,000 in deposits at TheBancorp.

The Company subleases office space from TheBancorp at a rate of approximately $11,000 per month commencing in April 2005. Prior to April 2005, the Company leased their office space from TheBancorp at a rate of approximately $7,000 per month. The Company is also responsible to pay certain common costs which was approximately $28,000 for the year ended December 31, 2005. Rent expense for the year ended December 31, 2005 was approximately $122,000.

Commencing in April 2005, the Company also pays approximately $5,000 per month for technical support and approximately $4,000 per month fee for the telephone system to TheBancorp. Prior to April 2005, the Company paid approximately $1,000 per month for technical support and $4,000 per month fee for the telephone system to TheBancorp. The Company recorded approximately $116,000 of operating expenses for technical support and telephone system usage for the year ended December 31, 2005.

The Company paid approximately $15,000 to Jefferson Leasing, a division of TheBancorp, with respect to automobiles leased on behalf of employees of the Company. This expense is included in employee compensation and benefits expense for the year ended December 31, 2005.

(Continued)

NOTE G - RELATED PARTY TRANSACTIONS - Continued

The Company entered into expense sharing agreement with the Cohen Brothers, LLC subsequent to year end that will allocate expenses that indirectly benefit all subsidiaries of Cohen Brothers, LLC based on number of employees per subsidiaries. For the year end December 31, 2005, all indirect expenses were recorded by the Company.

During January 2006, the Company agreed to sell its net fixed assets to Cohen Brothers, LLC at net book value. This transaction resulted in no gain or loss on the sale.

NOTE H - COMMITMENTS

1. Lease Arrangements

Lease Arrangements are either in the name of or have been assigned to the Parent, Cohen Brothers, LLC. Lease payments are made by the Parent and expenses are recognized by the subsidiary that benefits from the services. Subsequent to yearend, the Company entered into an expense sharing agreement with the Parent which allocates cost based on the number of employees of the subsidiaries to total employees of the consolidated Cohen Brothers, LLC. The approximate allocated annual minimum lease payments of Cohen Bros. & Company, LLC based on the number of employees as of December 31, 2005 are as follows (in thousands):

2006	$ 722
2007	694
2008	682
2009	495
2010	422
2011 and thereafter	65
	$ 3,080

2. Clearing Broker Arrangements

The Company has an agreement with Mesirow Financial, Inc. to act as the clearing broker for the Company. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract and pay a termination fee of $15,000 if the contract is terminated prior to 2004. This was not renewed as of December 31, 2005.

Beginning in September 2005, the Company entered into an agreement with RBC Dain Rauscher, Inc. to act as clearing broker for the Company. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract and pay a termination fee of approximately $10,000 per month for each remaining month of the initial term of agreement. The initial term of agreement is thirty-six months from the execution date of the agreement.

(Continued)

NOTE I - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires minimum net capital of approximately $707,000. As of December 31, 2005, the Company's net capital was approximately $10,042,000, which exceeds the minimum requirements by approximately $9,335,000.

NOTE J - RESERVE REQUIREMENTS

As of December 31, 2005, the Company is not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

SUPPLEMENTAL INFORMATION

COHEN BROS. & COMPANY, LLC
(a majority owned subsidiary of Cohen Bros. Financial, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital	
Total members' capital	$ 18,611,496
Deductions	
Non allowable assets	
Accounts receivable	347,087
Furniture and equipment, net	797,841
Reimbursable advance due from related parties	6,187,101
Other assets	43,000
Haircuts on Investments	856,962
Undue Concentration	337,197
Total deductions	8,569,188
Net capital	10,042,308
Minimum net capital required	707,440
Excess net capital	$ 9,334,868
Aggregate indebtedness	$ 10,611,596
Ratio of aggregate indebtedness to net capital	114%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5(d) Part IIA filing.

COHEN BROS. & COMPANY, LLC
(a majority owned subsidiary of Cohen Bros. Financial, LLC)

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005

As of December 31, 2005, the Company is not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Independent Auditors' Supplementary Report on Internal Control

Cohen Bros. & Company LLC

(a majority owned subsidiary of Cohen Bros. Financial, LLC)

December 31, 2005

Grant Thornton

Accountants and Business Advisors

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Cohen Bros. & Company, LLC
(a majority owned subsidiary of Cohen Bros. Financial, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Cohen Bros. & Company, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) making quarterly securities examinations, counts, verifications and comparisons, 2) recordation of differences required by rule 17a-13 and 3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and 4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c 3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2001 Market Street
31st Floor
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2006